November 4, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Copeland Trust, File Nos. 333-169806 and 811-22483

Ladies and Gentlemen:

On behalf of Copeland Trust (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to file the Prospectus for new Class C shares of the Copeland Risk Managed Dividend Growth Fund.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP